EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of an aggregate of 8,000,000 shares of Series A Common Stock and Series B Common Stock, par value $0.01 per share, of A. H. Belo Corporation pursuant to the provisions of the A. H. Belo 2008 Incentive Compensation Plan of our reports dated October 11, 2007, with respect to the consolidated balance sheet of A. H. Belo Corporation and the combined financial statements of A. H. Belo Businesses, included in Amendment No. 3 to the Registration Statement on Form 10 (No. 001-33741) of A. H. Belo Corporation filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

January 23, 2008